Exhibit 11
Pinnacle Entertainment, Inc.
Computation of Earnings Per Share

	For the three months ended September 30,
	Basic		Diluted (a)
	2010	2009	2010	2009
	(in thousands, except per share data)
Average number of common shares outstanding	61,128	60,070	61,128	60,070
Average common shares due to assumed conversion of stock options	—	—	—	—

Total shares	61,128	60,070	61,128	60,070

Income (loss) from continuing operations	$1,564	$(19,509)	$1,564	$(19,509)
Loss from discontinued operations, net of income taxes	(2,330)	(2,412)	(2,330)	(2,412)

Net loss	$(766)	$(21,921)	$(766)	$(21,921)

Per share data:
Income (loss) from continuing operations	$0.03	$(0.33)	$0.03	$(0.33)
Loss from discontinued operations, net of income taxes	(0.04)	(0.04)	(0.04)	(0.04)

Net loss per share	$(0.01)	$(0.37)	$(0.01)	$(0.37)

	For the nine months ended September 30,
	Basic		Diluted (a)
	2010	2009	2010	2009
	(in thousands, except per share data)
Average number of common shares outstanding	60,654	60,048	60,654	60,048
Average common shares due to assumed conversion of stock options	—	—	—	—

Total shares	60,654	60,048	60,654	0,048

Loss from continuing operations	$(38,211)	$(7,067)	$(38,211)	$(7,067)
Income (loss) from discontinued operations, net of income taxes	24,874	(9,215)	24,874	(9,215)

Net loss	$(13,337)	$(16,282)	$(13,337)	$(16,282)

Per share data:
Loss from continuing operations	$(0.63)	$(0.12)	$(0.63)	$(0.12)
Income (loss) from discontinued operations, net of income taxes	0.41	(0.15)	0.41	(0.15)

Net loss per share	$(0.22)	$(0.27)	$(0.22)	$(0.27)

(a)	When the computed diluted values are antidilutive, the basic per share values are presented on the face of the Condensed Consolidated Statements of Operations (Unaudited).